HOUND INC

FINANCIAL STATEMENTS

For the fiscal year August 20, 2020 to December 31, 2020

(Unaudited)

HOUND INC
BALANCE SHEET
As of December 31, 2020

Current Assets		
Cash	$	-
Prepaid expenses	$	-
Accounts receivables	$	-
Total Current Assets	$	-
Fixed Assets		
Depreciable Assets	$	4,186
Accumulated Depreciation	$	(4,186)
Total Fixed Assets	$	-
Other Assets		
Intangible Assets	$	3,127
Accumulated Amortization	$	(104)
Total Other Assets	$	3,023
Total Assets	$	**3,023**
Current Liabilites		
Account payable	$	-
Credit Card Payable	$	2,362
Total Liabilities	$	2,362
Shareholders' Equity		
Common Stock	$	100
APIC	$	17,906
Retained Earnings	$	(17,345)
Total Shareholders' Equity	$	661
Total Liabilites and Shareholders' Equity	$	**3,023**

HOUND INC
STATEMENT OF OPERATIONS
8/20/2020 - 12/31/2020

Operating Income	2020	
Revenue	$	-
Cost of Goods Sold	$	-
Gross Profit	$	-
Operating Expenses		
Employee Meals	$	814.45
Graphic Design	$	1,000.00
Internet	$	12.00
Marketing	$	121.75
Membership	$	595.00
Office Rent	$	250.00
Other deduction	$	936.52
Shipping	$	123.15
Travel	$	1,614.63
Design	$	6,120.17
Website	$	1,467.00
Bank fee	$	-
Amortization	$	104.00
Depreciation	$	4,186.00
Total Operating Expenses	$	17,344.67
Net Income	$	(17,344.67)

Beginning Balance, Aug 20, 2020
    Contributions
    Other Comprehensive Gain/(Loss)   9,000,000
    Net Income   —

Ending Balance, December 31, 2020   9,000,000


HOUND INC
STATEMENT OF CASH FLOWS
8/20/2020 - 12/31/2020


	2020	
Cash flows from Operating Activites		
Net Earnings	$	(17,345.00)
Increase in Depreciation	$	4,186.00
Increase in Amortization	$	104.00
Increase in Credit Card Payable	$	2,362.00
Net Cash Flows from Operating Activites	$	(10,693.00)
Cash flows from Investing Activites		
Purchase of Property and Equipment	$	(4,186.00)
Purchase of Intangible Assets	$	(3,127.00)
Net Cash flows from Investing Activites	$	(7,313.00)
Cash flows from Financing Activites		
Capital Contributions	$	18,006.00
Net Cash flows from Financing Activites	$	18,006.00
Cash at the Beginning of Period	$	-
Net Increase (Decrease) in Cash	$	-
Cash at End of Period	$	-

HOUND INC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year August 20, 2020 to December 31, 2020

1. Organization

HOUND INC (the "Company"), is a corporation organized under the laws of the State of Delware.

2. Summary of Significant Accounting Policies

A summary for the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an cash basis of accounting. Under the cash basis of accounting, revenues are recorded when cash is received and expenses are recorded at the time expenses are paid.

b) Fiscal Year

The Company operates on a fiscal year ending on December 31

c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.